                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 20)



                                  THE GAP, INC
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   364760-10-8
                                 (CUSIP Number)



                              --------------------








    Check the following box if a fee is being paid with this statement [ ].


                               Page 1 of 7 Pages
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                                  SCHEDULE 13G

CUSIP NO.:

(1)      NAME OF REPORTING PERSON:  Donald G. Fisher

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                           ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               [ ]

         (b)               [ ]

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)      SOLE VOTING POWER:  0

(6) SHARED VOTING POWER: 75,302,111 (owned jointly with filing person's spouse, Doris F. Fisher, who is filing a separate Schedule 13G/A).

(7)      SOLE DISPOSITIVE POWER:  0

(8) SHARED DISPOSITIVE POWER: 75,302,111 (owned jointly with filing person's spouse, Doris F. Fisher, who is filing a separate Schedule 13G/A).

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         75,302,111

(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                         [x] See attachment A

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  19

(12)     TYPE OF REPORTING PERSON:  IN


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ITEM 1(a).        NAME OF ISSUER:

                  The Gap, Inc. (the "Issuer")


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  One Harrison Street
                  San Francisco, CA  94105


ITEM 2(a).        NAME OF PERSON FILING:

                  Donald G. Fisher ("Reporting Person")


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  One Harrison Street
                  San Francisco, CA  94105


ITEM 2(c).        CITIZENSHIP:

                  USA


ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock (the "Common Stock")


ITEM 2(e).        CUSIP NUMBER:

                  364760-10-8




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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b),
         CHECK WHETHER THE PERSON FILING IS A:

                  (a)      [ ]    Broker or dealer registered under Section 15
                                  of the Act,

                  (b)      [ ]    Bank as defined in Section 3(a)(6) of the Act,

                  (c)      [ ]    Insurance Company as defined in Section
                                  3(a)(19) of the Act,

                  (d)      [ ]    Investment Company registered under Section 8
                                  of the Investment Company Act,

                  (e)      [ ]    Investment Adviser registered under Section
                                  203 of the Investment Advisers Act of 1940,

                  (f)      [ ]    Employee Benefit Plan, Pension Fund which
                                  is subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund, see 13d-1(b)(1)(ii)(F),

                  (g)      [ ]    Parent Holding Company, in accordance with
                                  Rule 13d-1(b)(ii)(G); see Item 7,

                  (h)      [ ]    Group, in accordance with Rule
                                  13d-1(b)(1)(ii)(H).

ITEM 4.           OWNERSHIP.

                  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                  (a)      Amount beneficially owned:  75,302,111

                  (b)      Percent of class:  19

                  (c)      Number of shares as to which such person has:

                           (i)    Sole power to vote or to direct the vote:  0



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                  (ii)     Shared power to vote or to direct the vote:
                           75,302,111

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv) Shared power to dispose or to direct the disposition of: 75,302,111

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following[ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  N/A


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A


ITEM 10.          CERTIFICATION.

                  N/A




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                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  By: /s/   DONALD G. FISHER
                                                     -----------------------
                                                     Name:  Donald G. Fisher
                                                     Title: Chairman

February 17, 1998


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                                  Attachment A

                                 SCHEDULE 13G/A

                                  THE GAP, INC.
                                (Name of Issuer)

                                   364760-10-8
                                 (CUSIP NUMBER)



10. Excludes shares held, directly or indirectly, by Reporting Person's three adult sons, beneficial ownership of which is disclaimed.


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